UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update:** ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯
- ☐ **Form C/A: Amendment to Offering Statement:**⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯
  - ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ☐ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

Name of issuer: JPM Forex, Inc.

Legal status of issuer:
      Form: Corporation
      Jurisdiction of Incorporation/Organization: Wyoming
      Date of organization):   02/16/2016

Physical address of issuer: 5558 MAPLE LN. MIDLOTHIAN IL 60445

Website of issuer: jpmforexinc.com

Name of intermediary through which the offering will be conducted: TRUCROWD

CIK number of intermediary: 0001667145

SEC file number of intermediary: 007-00015

CRD number, if applicable, of intermediary:

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
 The intermediary will get paid a success fee of 7%.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
 None.

Type of security offered: Common Stock - Voting

Target number of securities to be offered: 100,000

Price (or method for determining price): Equidam.com

Target offering amount: $100,000

Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First -come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $1,070,000

Deadline to reach the target offering amount: 08/31/2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

	Current number of employees:		*0*	
Total Assets:	Most recent fiscal year-end:	$902,778	Prior fiscal year-end:	$0.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cost of Goods Sold:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. **Legends**

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. **Annual Report Disclosure Requirements**

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

JPM Forex, Inc
_____
(Issuer)

By: Leslie Wnukowski, CEO

X _____ /CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

X _____ /CEO
(Signature)

Leslie Wnukowski, CEO
_____
(Title)

4/10/2017
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

4/10/2017
FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887



OFFERING STATEMENT

100,000 Class "B" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

THE COMPANY

1. Name of issuer: JPM Forex Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No



JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

JPM Forex Inc.

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Leslie Wnukowski Dates of Board Service: 02/16/2016 -Present

Principal Occupation: Trading consultant – Developing Trading Methodologies
Employer: Self-Employed Dates of Service: 02/1996- Present
Employer's principal business:

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: N/A Dates of Service: N/A

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: More than three years in above position.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Leslie Wnukowski

Title: President & CEO Dates of Service: 02/16/2016 -Present
Responsibilities: Develop, monitor and improve trading methodologies

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Self employed
Employer's principal business: N/A
Title: Trading consultant – Developing Trading Methodologies. Dates of Service: 11/2011 - Present

Name: Robert McCarthy

Title: VP of Marketing and Technology Dates of Service: 02/16/2016 -Present
Responsibilities: Develop the technologies to use new trading methods. Implement marketing strategies.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

4/05/2017
FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Hienie's McCarthy's
Employer's principal business: Food Service
Title: Manager   Dates of Service: 11/2011 - Present
Responsibilities: Managing 10-12 employees, Payroll, Customer & Food Service,

Employer: Primerica
Employer's principal business: Financial Services/Insurance
Title: Division Leader   Dates of Service:11/2012 - Present
Responsibilities: Sales

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Leslie Wnukowski	10,000,000	**%100**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Opportunity

Problem & Solution

Problem Worth Solving

Today's average investor had no opportunity to get in on the ground floor of a startup company with demonstrative potential. In reality, such opportunities have been prohibitive for over 80 years. These were limited to only accredited investors.

4/05/2017

FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$100,000	$92,750
Maximum Amount	1,070,000	$1,070,000	$992,425

Our Solution

Our singular purpose is to utilize our unique and proprietary trading structures to build a successful company. As we progress we intend to create public trading status for our shareholders.

The potential of our success is clearly tied to our trading structures, performance and their ability to compounding capital rapidly.

Target Market

Our target market is the world of traders which includes institutions as well as individuals.

Competition

Current Alternatives

Everyone wants your money. The average household carries aver 15,000.00 in credit card debt. Nearly have of Americans have less than $500.00 in savings. The bank pays less than 1% on the money you give them to save, then charge you 20% on your credit card.

How will you ever get ahead?

Banks are paying .01 to 1.5%?

If you are lucky and pick the right mutual fund you might get 7%-10%

You can't live on social security alone.

No risk no reward!

Our Advantages

A partial solution to all of this is to allocate a portion of your capital to a high risk high reward endeavor that gives you a legitimate opportunity to compound capital rapidly. Our project provides just this type of opportunity. It does not take a lot of your capital to be involved but the payoff can be impressive. Access to a startup company designed to build a successful company has not been available to you for over 80 years.

4/05/2017
FP: truCrowd



Open until: ***08/31/2017***

JPM Forex Inc.

JPM FOREX INC.
5558 Maple Ln.
Midlothian IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

Execution

Marketing & Sales

Our unique company will primarily use various internet marketing techniques directed at the trading community.

Below you will see a current trading account as of 1/16/2017 started in June of 2015 with Collective 2 referred to as Just Forex Trades. C2 is a independent online platform that connects investors with top performing traders.

JPM Forex Inc recently acquired this unique methodology from it's developers and plans to utilize this methodology to further the growth of the company.



Started: 06/2015 | Forex | Last trade: Today

92.9%	24.4%	355	94.1%	5.7 : 1	75.0%
Annual Return (Compounded)	Max Drawdown	Num Trades	Win Trades	Profit Factor	Win Months

Hypothetical Monthly Returns (includes system fee and Typical Broker commissions and fees)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2015						+10.9%	(1.4%)	+14.0%	+5.2%	+12.9%	(9.9%)	+10.6%	**+47.6%**
2016	(5.9%)	+13.6%	(17.1%)	+39.5%	+16.6%	+10.2%	+4.8%	+1.9%	+0.8%	(3.4%)	+7.4%	+2.9%	**+82.7%**
2017	+6.8%												***+6.8%***



Hypothetical Performance

Just Forex Trades with commissions and fees
S&P500
50k
40k
30k
20k
Jul '15
Sep '15
Nov '15
Jan '16
Mar '16
May '16
Jul '16
Sep '16
Nov '16
Jan '17

4/05/2017
FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$100,000	$92,750
Maximum Amount	1,070,000	$1,070,000	$992,425

For the most current results of this plan go to:

collective2.com/details/94987184

This is a summary of an article written by Collective 2.

**Collective2 Trading Strategy of the Week:
"Just Forex Trades"**

■ **"Just Forex Trades" strategy** versus ■ S&P500.
(Please remember: all results are hypothetical. Trading is risky. Most people who trade lose money.)



On disregarding conventional wisdom

Our strategy is called Just Forex Trades. As you can tell from the name, we don't spend a lot of time on "branding" or "marketing." Instead, we focus on trading. Just trading. Just forex.

When it comes to trading, we try to violate every rule in the book. Yes, we *try* to. Why is that?

Look, if the well-known rules are so great, then everyone should already be a millionaire. Yet, oddly, very few traders are! So that leads us to believe that the commonplace rules which everyone knows to be true... *aren't*.

4/05/2017

FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

So what are the rules we refuse to follow? First, we never use stop losses. Second, we completely disregard trend analysis. The trend isn't your friend. And third, we sometimes increase position sizes on losing trades. Yeah, yeah, I've heard all the complaints before: 'You're just doubling down! It's strategy is just a Martingale strategy.'

Well, it's not." Like an overstretched spring, ready to snap

Let me put it this way. Let's say that you analyze a currency pair, and you determine that the relationship between two currencies is 'stretched' like a spring, and that macro-economic pressures will force the currencies to snap back into place. Now, let's say you have a high degree of certainty that this is the case. But what if — despite all your certainty — two months later, this hasn't happened — and, instead, the spring has continued to stretch even more!

What should an intelligent person make of this?

If you believe the conventional trading wisdom, you should humble yourself before the trading gods, recognize the heresy of your ways, and take your loss like a man.

Here's what we say to that. "*Pthlshhhh.*" *[Editor's note: Exhales and makes noise with his tongue.]*

Seriously, if you originally believed that currencies were like springs, and were overstretched, and were going to snap back into place... and then the springs stretched *even more*, then — by god — you should be even more certain that your prediction will come true, with a vengeance! That's why we sometimes hold on to positions that seem like losers, and sometimes will add more to the position.

Of course, there's a fine line between strength of conviction and mental illness. So, you want to be careful and question your original assumptions. Always. we are not advocating that you ignore reality and throw good money after bad. What we are advocating is that — *contra* conventional wisdom — it is sometimes — not *always* — but sometimes — acceptable to increase position size during a drawdown."

Writing our own rulebook.

It's not enough to be contrary, just for the sake of being controversial or interesting. The reason we threw out conventional wisdom when it comes to trading is because we have our own set of... well, we hesitate to call it wisdom... that's pompous... no, let's call it *principles*. We have our own set of trading principles.

These principles are our 'secret sauce' so we won't go into a lot of detail about them. Instead, we will summarize them:

- 1) Exhaustive momentum is not sustainable.
- 2) Forex currencies are range bound.
- 3) Prices fall faster than they rise.

Based on these three principles, you can observe the following in our Collective2 track record:

- We trade only short.


JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

Open until: *08/31/2017*



OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$100,000	$92,750
Maximum Amount	1,070,000	$1,070,000	$992,425

- We do not employ initial stops. Instead, we try to control risk with rules on correlation, margin reserve, and position size.
- A majority of our trades are completed within one to three days, but with some lasting considerably longer. Most trading is done between 8 AM to 7 PM Eastern."

"Just Forex Trades" Summary Statistics. All results are hypothetical.

102.7%	24.4%	318	93.7%	7.4 : 1	72.2%
Annual Return (Compounded)	Max Drawdown	Num Trades	Win Trades	Profit Factor	Win Months

Hypothetical Monthly Returns (includes system fee and Typical Broker commissions and fees)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2015						+10.9%	(1.4%)	+14.0%	+5.2%	+12.9%	(9.9%)	+10.6%	**+47.6%**
2016	(5.9%)	+13.6%	(17.1%)	+39.5%	+16.6%	+10.2%	+4.8%	+1.9%	+0.8%	(3.4%)	+13.2%		**+87.0%**

What they think about Collective2

What can we say? It's a great platform. It's great on a couple of levels.

For strategy developers, it's a way to prove your value in a verifiable, trusted way.

For investors, it's a way to find strategies that are compatible with your risk tolerance and profit objectives.

And we just love, love, love its radical transparency. Everything is just *out there* for people to see, and to study.

Operations

Locations & Facilities

5558 Maple Ln

Midlothian Illinois. 60445

Technology

We utilize standard technology. Future plans include software to robotize the trading methodology.

4/05/2017
FP: truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887



OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

The SEC requires the company to identify risks that are specific to its business and its financial condition.
The company is still subject to all the same risk that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).
Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risk when deciding whether to invest.

- **This is a brand-new company.** We were formed in 2016, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.
- **We are controlled by our officers and directors.** Our officers and directors currently hold all voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.
- **The company may need to raise additional money in the future.** We may not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.
- **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

4/05/2017
FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$100,000	$92,750
Maximum Amount	1,070,000	$1,070,000	$992,425

General Risks Associated with an Early Stage Company

- **As a new company, we have a limited operating history.** We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, development of trading methodologies and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development. If we are unable to effectively allocate our resources, and develop our trading methodologies, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

- **We expect losses in the foreseeable future.** Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:
  - Fully develop and broaden our technology and trading methodologies
  - Acquire investors

- **Projections are speculative and are based upon a number of assumptions.** Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) anticipated cost associated with the development (ii) marketing of our trading methodology and (iii) anticipates procurement and retention of our investor base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

- **We may not effectively manage growth.** The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for a managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop future management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a

4/05/2017

FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

- **The Company may require additional financing to support working capital needs.** The Company may need to explore additional financing transactions that management determines are in the best interest of the company, including, without limitations, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fundraising efforts, such a failure could have a material adverse effect on the company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working Capital to effectively run the Company.

- **Management has broad discretion as to the use of proceeds.** The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS". The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

- **Management has voting control of the Company.** Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in the position to continue to control the affairs and management of the Company after the offering. Investors must rely entirely on our management to govern the affairs of the Company.

- **There may be unanticipated obstacles to the execution of the Company's business plan.** The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to states strategies and understand the inherent risk to their investment that these modifications could pose.

Risks associated with in Investment in Securities

- **Shares are not guaranteed and could become worthless.** The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the shares is not guaranteed, and the shares could become worthless

- **Future Capital needs; Dilution.** The company believes that the net proceeds of the Offering of the Shares will be sufficient to fund a implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all Shares offered hereby and that the revenue forecast for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of Investments made by the Company's investors. Moreover, if additional equity securities are issued in

4/05/2017
FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

connection with future financings, the ownership percentages of the shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible cells or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

- **We are relying on certain exemptions from registration.** The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

- **The shares are restricted securities and a market for such securities may never develop.** Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The company has neither registered the shares, nor any other Securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertake by the Company for the public offering of its Securities for its own account or the account of others, and there can be no assurance that the company will ever have such a public offering of its securities. Ultimately, each Investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

- **We may be required to register under the Securities Exchange Act.** The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the company's activities, as presented contemplated, will require registration or qualification of the company with any federal or state agency.

- Although the Company does not intend to be required to register its Securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possible having an adverse effect on its business.

- The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into Law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act- the most far reaching legislation affecting the federal securities laws since they were created in the 1930's- impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

- Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC,

4/05/2017
FP: truCrowd

Open until: *08/31/2017*



JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$100,000	$92,750
Maximum Amount	1,070,000	$1,070,000	$992,425

NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

- A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
- The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
- In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
- Full compliance with the Sarbanes-Oxley Act - which can be time consuming and expensive - can significantly slow the efforts of private companies such as the Company that may seek to enter the public market.

- **The offering price is arbitrary.** Even if we used Equidam.com as the valuation method, the price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

- **Additional unforeseen risks.** In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this offering statement, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the shares bears the risk of a complete and total loss of his/her/its investment.

- **If JPM Forex, Inc. were deemed an "investment company" under the 1940 Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.** An entity will generally be deemed to be in "investment company" for purposes of the 1940 Act if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe that we will be engaged primarily in the business of developing trading methodologies and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from our business will be properly characterized as income earned in exchange for the provision of services. We intend to hold ourselves out as a business whose purpose is to develop trading methodologies and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that JPM Forex Inc. Inc. will be an "orthodox" investment company as defined in section 3(a)(1)(A) of the 1940 Act and described in clause (a) in the first sentence of this paragraph. Furthermore, JPM Forex Inc. will not have any material assets other than its equity interests in certain wholly owned subsidiaries, which in turn will have no material assets (other than intercompany debt) other than possibly general partner interests in certain to-be-formed partnerships. Those wholly owned subsidiaries will be the sole general partners of JPM Forex Inc. partnerships and will be vested with all management and control over the JPM Forex, Inc. partnerships. We do not believe the equity interests of JPM Forex Inc .in its wholly owned subsidiaries or the general partner interests of those wholly owned subsidiaries in the JPM Forex Inc. partnerships will be investment securities. Moreover, because we believe that the capital interests of the general partners of our funds in their respective funds are neither securities nor investment securities, we believe that less than 40% of JPM Forex Inc.'s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will be

4/05/2017

FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

comprised of assets that could be considered investment securities. Accordingly, we do not believe JPM Forex Inc. will be an inadvertent investment company by virtue of the 40% test in section 3(a)(1)(C) of the 1940 Act as described in clause (b) in the first sentence of this paragraph. In addition, we believe JPM Forex Inc. will not be an investment company under section 3(b)(1) of the 1940 Act because it will be primarily engaged in a non-investment company business.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that JPM Forex Inc. will not be deemed to be an investment company under the 1940 Act. If anything were to happen which would cause JPM Forex Inc. to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transaction business with affiliates (including us) and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among JPM Forex, Inc. and our directors and officers, and materially adversely affect our business, financial condition and results of operations. In addition, we may be required to limit the amount of investments that we make as a principal or otherwise conduct our business in a manner that does not subject us to the registration and other requirements of the 1940 Act.

- **If JPM Forex, Inc. were deemed a commodity pool operator under the Commodities Exchange Act, or if a director or officer of JPM Forex, Inc were to be deemed a commodity trading advisor under the Commodities Exchange Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.** An entity will generally be deemed to be "a "commodity pool operator" for purposes of the Commodities Exchange act if funds contributed by a number of persons are combined for the purpose of trading futures contracts, options on futures, retail off-exchange forex contracts or swaps, or to invest in another commodity pool. We believe that we will be engaged primarily in the business of developing trading methodologies and not in a business whose purpose is to combine funds for the purpose of trading forex contracts. We intend to hold ourselves out as a company which develops trading methodologies and do not propose to engage primarily in the business of trading Forex contracts. Accordingly, we do not believe that JPM Forex Inc. Inc. will be deemed a commodity pool operator. Furthermore, JPM Forex Inc. will not have any material assets other than its equity interests in certain wholly owned subsidiaries, which in turn will have no material assets (other than intercompany debt) other than possibly general partner interests in certain to-be-formed partnerships. Those wholly owned subsidiaries will be the sole general partners of JPM Forex Inc. partnerships and will be vested with all management and control over the JPM Forex, Inc. partnerships. We do not believe the equity interests of JPM Forex Inc .in its wholly owned subsidiaries or the general partner interests of those wholly owned subsidiaries in the JPM Forex Inc. partnerships will be considered forex contracts.

An individual or entity will generally be considered a "commodity trading advisor" for purposes of the Commodities Exchange Act if such individual, for compensation or profit, advises others as to the value of or the advisability of buying or selling futures contracts, options on futures, retail off-exchange forex contracts or swaps. However, Regulation 4.14(a)(10) provides for an exemption from registration if such individual or entity, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and such person or entity does not hold itself out generally to the public as a commodity trading advisor. Regulation 4.14 (a)(10)



4/05/2017
FP: truCrowd

Open until: ***08/31/2017***

JPM Forex Inc.

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

further provides that, under certain circumstances, a corporation, general partnership, limited partnership, limited liability company, trust, or other legal organization (any of which are referred to hereinafter as a "legal organization") that receives commodity interest trading advice based on its investment objectives rather than the individual investment objectives of its shareholders, partners, limited partners, members, or beneficiaries (any of which are referred to hereinafter as an "owner") would be considered a single person. Therefore, we believe that, under this regulation, none of JPM Forex's officers or directors will be deemed to be commodity trading advisors. However, no assurance can be given that this interpretation will be accepted by the Commodity Futures Trading Commission.

The Commodities Exchange Act and the rules thereunder contain detailed parameters for the organization and operation of commodity pools and for the regulation of commodity trading advisors. We intend to conduct our operations so that JPM Forex Inc. will not be deemed to be a commodity pool operator under the Commodities Exchange Act, and so that none of the officers or directors of JPM Forex, Inc. will be deemed to be commodity pool trading advisors under the Commodities Exchange Act. If anything were to happen which would cause JPM Forex Inc. to be deemed to be a commodity pool operator under the Commodities Exchange Act, or which would cause any officers or directors of JPM Forex, Inc. to be deemed to be a commodity trading advisor, requirements imposed by the Commodities Exchange Act could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among JPM Forex, Inc. and our directors and officers, and materially adversely affect our business, financial condition and results of operations.

- **Our officers and directors have no prior experience serving as officers or directors of a company involved in developing trading methodologies.** The inexperience of our officers and directors and may adversely impact our ability to successfully implement our business objectives.

THE OFFERING

9. What is the purpose of this offering? We will be rising money for salaries, research and acquisitions, development and marketing

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	*If Maximum Offering Amount Sold*
Total Proceeds	**$100,000**	**$1,070,000**
Less: Offering Expenses (FP and Escrow Fees)	$7,250	$77,575
Net Proceeds	**$92,750**	**$992,425**
Use of Net Proceeds		
A. Payroll	$24,000	$160,000
B. Marketing and Advertising	$44,775	$352,925

4/05/2017
FP:  **truCrowd**

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$100,000	$92,750
Maximum Amount	1,070,000	$1,070,000	$992,425

C. Research and acquisitions	$12,000	$240,000
D. Equipment	$1,100	$22,000
E. Legal	$1,600	$32,000
F. Working Capital	$9,275	$185,500
Total Use of Net Proceeds	**$92,750**	**$992,425**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the shares to the newly acquired shareholders. After the shares are properly transferred to the new shareholders, truCrowd will direct the Escrow Agent to release the money to the Company.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered: The Company is seeking capital commitments of $100,000 accepting over-subscription up to $1,070,000. The securities being offered hereby consists of Voting Common Stock of the Company, valued at $1.00 per Share.

14.   Do the securities offered have voting rights? ☑ Yes   ☐ No

4/05/2017

FP: truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887



OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified? None of the terms of the securities being offered can be modified.

None.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:				
	20,000,000	10,000,000	☑ Yes ☐ No	☐ Yes ☑ No

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

4/05/2017
FP: truCrowd



Open until: ***08/31/2017***

JPM Forex Inc.

JPM FOREX INC.
5558 Maple Ln.
Midlothian IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

None.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The shareholder identified at #6 have the same class of stock as the stock of this offering.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION
The 5 Methods Used
$ 1,418,540
$ 955,000
$ 4,631,092
$ 19,856,939
$ 15,289,579
Scorecard Method
Check-List Method
Venture Capital Method
DCF with LTG
DCF with Multiples



These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa. However, because the FX algorithm was performing in an outstanding manner on collective2.com/details/94987184, we decided to adjust the ratios accordingly.

4/05/2017
FP: ⬥ truCrowd

Open until: *08/31/2017*



JPM Forex Inc.

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

Valuation Average Weights

Weights
of the 5 methods



| 15% | 16% | 19% | 25% | 25% |

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above-mentioned valuation methods are: Scorecard (15%), Check-list (16%), Venture Capital (19%), DCF- Long Term Growth (25%), and DCF with Multiples (25%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre-money **$10,000,000.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.
No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.
The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.
While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

4/05/2017

FP: truCrowd

Open until: *08/31/2017*



JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$100,000	$92,750
Maximum Amount	1,070,000	$1,070,000	$992,425

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

None

25.   What other exempt offerings has the issuer conducted within the past three years?

None

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

4/05/2017

FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

None.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

JPM Forex, Inc. was incorporated last year and has no operating history. The FX engine that the company will use was acquired from Leslie Wnukowski, valued at $1 million dollars.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

JPM Forex Inc
Year Ended December 31, 2016
With Independent Accountant's Review Report

4/05/2017
FP: truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887



OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

JPM Forex Inc
Financial Statements
Year Ended December 31, 2016

Contents

4/05/2017
FP: truCrowd



Open until: ***08/31/2017***

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

JPM Forex Inc.

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

Independent Accountant's Review Report

The Board of Directors

JPM Forex Inc

I have reviewed the accompanying balance sheet of JPM Forex Inc (the Company) as of December 31, 2016, and the related consolidated statement of operations, changes in stockholders' equity, and cash flow for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of AICPA. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona Hamza

Plano, Texas

April 7, 2017

4/05/2017
FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$100,000	$92,750
Maximum Amount	1,070,000	$1,070,000	$992,425

JPM Forex Inc
Balance Sheet

	December 31, 2016
Assets	
Current assets:	
Cash and cash equivalents	$ -
Total current assets	-
Property and equipment	-
Trading structure (see note 2)	1,000,000
Less: Accumulated Amortization	(97,222)
Net trading structure	902,778
Other assets	-
Total assets	$ 902,778
Liabilities and partners' equity	
Total current liabilities	–
Other long-term liabilities	–
Total liabilities	–
Stockholders' equity:	
Common Stock, par value $0.01:	
Authorized Shares – 20,000,000	
Issued and outstanding shares, 10,000,000	100,000
Additional Paid-in capital	900,000
Retained deficit	(97,222)
Total stockholders' equity	902,778
Total liabilities and stockholders' equity	$ 902,778

See accompanying notes.

4/05/2017
FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

JPM Forex Inc
Statements of Operations

	December 31, 2016
Revenues	$ -
Expenses:	
Advertising	-
Rent	-
Web Services	-
Travel and Meals	-
Direct operating expenses	-
Depreciation	-
Amortization of trading structure	97,222
Total operating expenses	97,222
Net income (Loss)	$ (97,222)

See accompanying notes.

4/05/2017
FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 Maple Ln.
Midlothian IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

JPM Forex Inc

Statements of Changes in Stockholders' Equity

	Common Stock, $.01 Par	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2015	$ -	$ -	$ -	$ -
Common stock issued	100,000	900,000	-	1,000,000
Net Loss			(97,222)	(97,222)
Balance at December 31, 2016	**$ 100,000**	**$ 900,000**	**$ (97,222)**	**$ 902,778**

4/05/2017
FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 Maple Ln.
Midlothian IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

JPM Forex Inc

Statements of Cash Flow

	December 31, 2016
Operating activities	
Cash receipt from customers	$ -
Cash paid for operating expenses	-
Net cash used by operating activities	-
Investing activities	
Cash paid for property plant and equipment	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contributed	-
Net cash provided by financing activities	-
Net increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

4/05/2017
FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

JPM Forex Inc
Notes to Financial Statements
December 31, 2016

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

JPM Forex Inc (the Company), a Wyoming corporation, has acquired a trading structure that connects investors with top performing traders. Forex, also known as foreign exchange, FX or currency trading, is a decentralized global market where all the world's currencies trade. The forex market is the largest, most liquid market in the world with an average daily trading volume exceeding $5 trillion.

Target Market

The Company believes that they have unique algorithm that tries to control risk with rules in correlation, margin reserve, and position size, therefore, suitable for institutions as well as individuals.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using a mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, computer equipment, and most software range primarily from three to five years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.

The Company's purpose is to develop trading methodologies and not engage primarily in the business of investing, reinvesting or trading in securities. Their source of income will be subscriptions, leasing or joint ventures.



OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$100,000	$92,750
Maximum Amount	1,070,000	$1,070,000	$992,425

Income Tax Expense

At year-end, the Company has retained its election to be taxed as a corporation for federal and state tax purposes.

2. Trading Structure

Valuation of Trading Structure was done by the CEO using the Equidam Portal. Equidam is the leading provider of online business valuation. More than 25,000 startups and small businesses in 78 countries use Equidam to compute, understand and negotiate their value. Its technology benchmarks the company against 10,000,000 data points on market transactions to find comparables, and provide accurate financial parameters and valuations at 1/10 the time and price of standard valuation services. Equidam automates all the calculations involved, allowing entrepreneurs to seamlessly compute the valuation on their own and learn its drivers.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

   Each share of Common Stock is entitled to one vote.

As of the issuance of these financials, there is only shareholder.

4. Commitments and Contingencies

As of December 31, 2016, the Company has no Commitments or Contingencies.

4/05/2017

FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

   If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

   If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i)   at the time of the filing of this offering statement bars the person from:
   (A)   association with an entity regulated by such commission, authority, agency or officer?
          ☐ Yes ☑ No
   (B)   engaging in the business of securities, insurance or banking?

4/05/2017

FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$100,000	$92,750
Maximum Amount	1,070,000	$1,070,000	$992,425

☐ Yes ☑ No

(C)   engaging in savings association or credit union activities?

☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within

4/05/2017

FP:  truCrowd

Open until: *08/31/2017*

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 20 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: jpmforexinc.com

---

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

4/05/2017

FP: truCrowd

Open until: _08/31/2017_

JPM FOREX INC.
5558 MAPLE LN.
MIDLOTHIAN IL 60445
708.288.8887

OFFERING STATEMENT

100,000 Class "A" Common Shares Voting at $1,00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100,000**	**$100,000**	**$92,750**
Maximum Amount	**1,070,000**	**$1,070,000**	**$992,425**

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days